Shineco Inc.

Room 1707, Block D, Modern City SOHO

No. 88, Jianguo Road, Chaoyang District

Beijing, People’s Republic of China 100022

February 18, 2025

VIA EDGAR – FORM RW

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Katherine Bagley
Juan Grana

Re:	Shineco Inc.
Rule 477 Application for Withdrawal
Registration Statement on Form S-3
Filed on January 14, 2025
File No. 333-284272

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Shineco Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-284272) as filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 14, 2025, together with all exhibits (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement. The undersigned represents that no securities were sold in connection with the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have any questions regarding the foregoing, please contact our counsel at Hunter Taubman Fischer & Li LLC, Ying Li, Esq. at 212-530-2206.

Very truly yours,

Shineco Inc.

By:	/s/ Jennifer Zhan
Jennifer Zhan
Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC